iClick Interactive Asia Group Limited

December 19, 2017

VIA EDGAR

Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Mengyao Lu, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iClick Interactive Asia Group Limited (CIK No. 0001697818)

Registration Statement on Form F-1 (Registration No. 333-221034)

Registration Statement on Form 8-A (Registration No. 001-38313)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, iClick Interactive Asia Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 6 p.m., Eastern Daylight Time on December 21, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary, Gottlieb, Steen & Hamilton LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

iClick Interactive Asia Group Limited

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Issuer Acceleration Request]